Mail Stop 6010

August 26, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed August 11, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

1. We note your response to comment 5 in your letter dated August
11,
2005 that you will update your market share information in a future amendment after iSuppli updates its data for the first half of 2005.
At such time, please provide us with a copy of the updated industry report and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used; also tell us whether iSuppli has consented to your use of its name and data and whether any portion of such report was commissioned by you or prepared specifically for your use.

2. We note your responses to comment number 7 (regarding the projections of 16% CAGR for NAND versus 4% CAGR for NOR for the period 2004 through 2009) and comment number 10 (regarding market share projections for NAND versus NOR for 2009) in your letter dated
August 11, 2005. We continue to believe that your investors would better be able to assess your prospects and the significance of your proposed solutions to address those market trends if your disclosure specifically indicated those trends and more clearly discussed the importance of and challenges to your strategies (e.g., your MirrorBit technology and ORNAND architecture) in addressing the data storage market and the other markets currently addressed by Flash memory based on NAND architecture. Please revise your disclosure to more specifically address the noted trends and, as you have in part done in your response to prior comment 7, explain the significance of your strategies and beliefs as to how you will address those trends going forward.

Summary, page 1

Our Industry, page 2

3. We note your response to comment 6 in your letter dated August
11,
2005 that you have good approximatations of the dollar amount and percentage of your sales to the wireless category in general and the mobile phone category in particular for fiscal 2004. Please provide us with your approximations of the dollar amount and percentage, and provide us with further clarification as to why it would not be appropriate to include such approximations (in particular with respect to the percentage) in your prospectus so that your investors have greater understanding of your disclosure that "a majority" of your sales in fiscal 2004 were driven by sales to your distributors to end customers in the wireless category.

Unaudited Pro Forma Consolidated Financial Data, page 38

4. Please refer to prior comments 16 and 17. You continue to disclose that the pro forma amounts do not reflect the costs of establishing your own sales force. Please tell us why and address our concerns about providing a balanced presentation in your pro forma statements.

5. Please refer to prior comment 17. Please disclose, similar to your response, why you believe the amount of the adjustments with respect to the (a) freight, duty, and logistics, (b) warehousing and related costs, (c) direct and indirect marketing, general and administrative expenses and (d) incremental profit sharing expense are appropriate, your basis for the assumptions used in determining these amounts, and whether or not you believe these costs represent the costs you would have incurred on a stand-alone basis.

6. Please refer to prior comment 18. We note that you have entered into definitive termination/amended distribution agreements with AMD and Fujitsu; however, you continue to use the phrase, "which we believe" in presenting the approximate changes to your statements of operations data. Please revise your discussion to eliminate this language when referring to amounts which are calculated pursuant to definitive agreements. Additionally, please tell us why you used the term "contemplated" when referring to the AMD Distribution Agreement.

7. Please refer to prior comment 19. Please tell us and disclose why the pro forma balance sheet does not reflect the impact of the other pro forma adjustments discussed above as stated in footnote (9) on page 41. If these adjustments do not impact the pro forma balance sheet, then please revise to so state.

Leases, page 110

8. Please expand your disclosure in response to comment 30 in our letter dated June 27, 2005 to include the amount paid in 2003.

Exhibits

9. We note your response to comment 35 in your letter dated August 11, 2005 that you did not commission any of the data used in your registration statement. However, we also note from your response to comment 3 in your letter dated June 13, 2005 that none of the cited reports were commissioned by the company or any of its affiliates or prepared specifically for the company`s use, except for Exhibit 2 and
Exhibit 3 provided by iSuppli. Please reconcile your responses and note that if data was in fact commissioned, you should file the consent of those who provided data that you commissioned for use in your registration statement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Tad J. Freese, Esq. (via fax)
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Bertrand F. Cambou
Spansion Inc.
August 26, 2005
Page 4